Exhibit 99.1

PRESS RELEASE

BROOKFIELD PROPERTY PARTNERS REPORTS

FOURTH QUARTER & FULL-YEAR 2016 RESULTS

—

Net Income of $92 Million for the Quarter and $2.7 Billion for the Year;

Company FFO of $268 Million for the Quarter and $967 Million for the Year;

Quarterly Distribution Raised by 5.4%

All dollar references are in U.S. dollars, unless noted otherwise.

Brookfield News, February 3, 2017 – Brookfield Property Partners L.P. (NYSE: BPY; TSX: BPY.UN) (“the Partnership” or “BPY”) today announced financial results for the quarter and year ended December 31, 2016.

“We achieved meaningful earnings growth, enhanced the flexibility of our balance sheet, made strategic acquisitions in several new real estate sectors, and continued to expand our global investment and operating footprint,” said Brian Kingston, chief executive officer. “We are positioned for further growth in 2017 and, to reflect this, our Board of Directors approved a 5.4% increase to our annual distribution.”

Financial Results

	Three months ended December 31,		Year ended December 31,
(US$ Millions, except per unit amounts)	2016	2015	2016	2015
Net income(1)	$92	$1,157	$2,717	$3,766
Company FFO(2)	$268	$242	$967	$839

Net income per LP unit(3)	$(0.08)	$1.10	$2.30	$3.72
Company FFO per unit(4)	$0.38	$0.34	$1.36	$1.18

Net income for the quarter ended December 31, 2016 was $92 million (($0.08) per LP unit) versus $1,157 million ($1.10 per LP unit) for the same period in 2015. Net income for the year ended December 31, 2016 was $2,717 million ($2.30 per LP unit) compared with $3,766 million ($3.72 per LP unit) in 2015. The decrease in net income for the quarter and year is primarily attributable to higher fair value gains in the prior year comparative periods.

Company FFO was $268 million ($0.38 per unit) for the quarter ended December 31, 2016 compared with $242 million ($0.34 per unit) for the same period in 2015. Company FFO was $967 million ($1.36 per unit) for the year ended December 31, 2016 compared with $839 million ($1.18 per unit) in 2015. The increase in Company FFO for the quarter and year is primarily attributable to same-property NOI growth in the core office and retail portfolios and new investments made in 2016 in the opportunistic strategy, offset in part by the disposition of core office and retail assets and the conversion of foreign income into our U.S. dollar-reported results.

(1) Consolidated basis – includes amounts attributable to non-controlling interests.

(2) See "Basis of Presentation" and “Reconciliation of Non-IFRS Measures” in this press release for the definition.

(3) Represents basic net income attributable to holders of LP units. IFRS requires the inclusion of preferred units that are mandatorily convertible into LP units at a price of $25.70 without an add-back to earnings of the associated carry on the preferred units.

(4) Company FFO per unit is calculated based on 710.0 million units and 710.8 million units outstanding for the three and twelve months ended December 31, 2016 (2015 – 712.0 million and 712.6 million), respectively. See reconciliation of basic net income in the "Reconciliation of Non-IFRS Measures" section in this press release.

Operating Highlights

Our core office operations generated Company FFO of $182 million for the quarter ended December 31, 2016 compared to $160 million in the same period in 2015 and $630 million for the year ended December 31, 2016 compared to $612 million in 2015. The quarterly and annual increases are primarily attributable to same-property NOI growth of 6.6% in 2016, mainly derived from rent commencements at Brookfield Place New York, and a development fee in London recognized in the fourth quarter, offset by asset sales and the conversion of foreign income into our U.S. dollar-reported results.

Occupancy in our core office portfolio finished the quarter at 92.3% on 2.9 million square feet of total leasing, bringing the year-end total to 8.2 million square feet. New leases were signed at average rents approximately 14% higher than expiring leases in the quarter. We also continued to advance our development pre-leasing with a 176,000-square-foot lease with the National Hockey League (NHL) at One Manhattan West, bringing that project to 37% pre-leased. In addition, we secured an anchor tenant at Wynyard Place in Sydney with a 334,000-square-foot lease, bringing that project to 53% committed.

Our core retail operations generated Company FFO of $132 million for the quarter ended December 31, 2016 compared to $131 million in the comparable period in 2015 and $459 million for the year ended December 31, 2016 compared to $452 million in 2015. The modest quarterly and annual increases over the prior year periods are mainly attributable to same-property NOI growth of more than 5%, offset partly by the impact of asset sales.

Core same-property retail occupancy finished the fourth quarter of 2016 at 96.5%, with average suite-to-suite rent spreads of 20% for leases commencing in 2016 and 2017. Tenant sales (excluding anchors) increased by 0.9% on a trailing 12-month basis to $20.5 billion.

Our opportunistic investments generated Company FFO of $68 million for the quarter ended December 31, 2016, flat with the comparable period in 2015 and $341 million for the year ended December 31, 2016 compared to $245 million in 2015. The significant increase in Company FFO over the prior year was largely a result of new investments made in this strategy in 2016 and income earned on multifamily development dispositions.

	Three months ended December 31,		Year ended December 31,
(US$ Millions)	2016	2015	2016	2015
Company FFO by segment
Core Office	$182	$160	$630	$612
Core Retail	132	131	459	452
Opportunistic	68	68	341	245
Corporate	(114)	(117)	(463)	(470)
Company FFO(1)	$268	$242	$967	$839

(1) See "Basis of Presentation" and "Reconciliation of Non-IFRS Measures" below in this press release for the definitions and components.

Strategic Initiatives

Dispositions

During the fourth quarter, we advanced a number of our capital recycling initiatives:

•	Contributed interests in eight U.S. office and multifamily assets for $337 million of cash proceeds and an 18.7% interest in a new, Brookfield-sponsored open-ended core fund.

•	Completed the sale of the Moor Place office building in London for £271 million, generating net proceeds of approximately £130 million.

•	Sold a further 16% interest in One New York Plaza, generating net proceeds of $75 million.

•	Sold two Australian office assets for A$143 million, generating net proceeds of A$82 million.

•	Sold 13 U.S. suburban office assets for $173 million, generating net proceeds of $29 million.

•	Sold seven U.S. multifamily assets for approximately $314 million ($68 million at BPY’s share).

•	Sold the Ritz-Carlton San Francisco hotel for $280 million ($84 million at BPY’s share).

•	Sold interests in two retail malls for $57 million ($23 million at BPY’s share).

•	Sold eight European logistics assets for €153 million (€55 million at BPY’s share).

•	Subsequent to quarter-end, completed the 50:50 joint venture on the office development at Principal Place, London, raising net proceeds of approximately £243 million.

New Investments

The proceeds raised from asset sales were used to invest in our active development pipeline and to fund new acquisitions, including:

•	A premier, mixed-use project in Seoul, South Korea consisting of three office buildings, a retail mall and a five-star hotel for $2.1 billion ($550 million at BPY’s share).

•	As part of a debt-to-equity conversion, we acquired the CityPoint Tower office building in London for £607 million (£186 million at BPY’s share).

•	Three multifamily properties in the U.S. for $157 million ($77 million at BPY’s share).

•	14 self-storage assets in the U.S. for $114 million ($29 million at BPY’s share).

•	The Marriott Bethesda North hotel for $85 million ($21 million at BPY’s share).

•	Five triple net leased assets for $45 million ($12 million at BPY’s share).

•	The Shops at Somerset Square in Glastonbury, CT for $42 million ($21 million at BPY’s share).

•	Two student housing assets in the UK for £72 million (£18 million at BPY’s share).

•	605 N. Michigan Avenue for $140 million ($40 million at BPY’s share).

•	A further 25% interest in Riverchase Galleria for $73 million ($21 million at BPY’s share).

•	Five Macy’s stores for approximately $86 million ($26 million at BPY’s share).

•	Subsequent to quarter-end, a proposal to acquire the approximately 16.9% interest in our Canadian REIT subsidiary Brookfield Canada Office Properties (“BOX”) that we or our affiliates do not own (approximately 15.8 million units) for C$30.10 cash per unit. A special committee of the Board of Trustees of BOX is currently evaluating the offer.

•	Subsequent to quarter-end, an agreement to invest up to $400 million ($100 million at BPY’s share) of convertible preferred equity in a non-traded hospitality REIT which owns 141 hotels encompassing 17,200 keys throughout the U.S.

Balance Sheet Update

To increase our balance sheet flexibility by increasing liquidity and extending the maturity of our debt, we executed on the following during the quarter:

•	Refinanced a total of approximately $1 billion of property-level loans on seven U.S. core office buildings.

•	Refinanced the Canary Wharf Group retail loan facility for £700M.

•	Received AED 1.55 billion of construction financing for ICD Brookfield Place Dubai.

•	Subsequent to quarter-end, received a special dividend from GGP of $66 million.

Unit Repurchase Program

Utilizing the in-place Normal Course Issuer Bid, the Partnership purchased 1,600,753 of its Limited Partnership units in the fourth quarter of 2016 at an average price of $21.30 per unit. In 2016, we repurchased 2,762,752 units at an average price of $21.35 per unit.

Distribution Increase and Declaration

The Board of Directors has announced an increase in the company’s quarterly distribution from $0.28 to $0.295 per unit ($1.18 per unit on an annual basis). The Board has also declared the quarterly distribution of $0.295 per unit payable on March 31, 2017 to unitholders of record at the close of business on February 28, 2017. The quarterly distributions are declared in U.S. dollars.

Registered unitholders residing in the United States shall receive quarterly cash distributions in U.S. dollars and registered unitholders not residing in the United States shall receive quarterly cash distributions in the Canadian dollar equivalent, based on the Bank of Canada noon exchange rate on the record date. Registered unitholders residing in the United States have the option, through Brookfield Property Partners’ transfer agent, CST Trust Company ("CST"), to elect to receive quarterly cash distributions in the Canadian dollar equivalent and registered unitholders not residing in the United States have the option through CST to elect to receive quarterly cash distributions in U.S. dollars. Beneficial unitholders (i.e., those holding their units in street name with their brokerage) should contact the broker with whom their units are held to discuss their options regarding distribution currency.

Additional Information

Further details regarding the operations of the Partnership are set forth in regulatory filings. A copy of the filings may be obtained through the website of the SEC at www.sec.gov and on the Partnership’s SEDAR profile at www.sedar.com.

The Partnership’s quarterly Letter to Unitholders and Supplemental Information Package can be accessed before the market open on February 3, 2017 at http://bpy.brookfield.com. This additional information should be read in conjunction with this press release.

* * * * *

Basis of Presentation

This press release and accompanying financial information make reference to net operating income (“NOI”), same-property NOI, funds from operations (“FFO”), Company FFO (“Company FFO”) and net income attributable to unitholders.

Company FFO and net income attributable to unitholders are also presented on a per unit basis. NOI, same-property NOI, FFO, Company FFO and net income attributable to unitholders do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to similar measures presented by other companies. The Partnership uses NOI, same-property NOI, FFO, Company FFO and net income attributable to unitholders to assess its operating results. These measures should not be used as alternatives to Net Income and other operating measures determined in accordance with IFRS but rather to provide supplemental insights into performance. Further, these measures do not represent liquidity measures or cash flow from operations and are not intended to be representative of the funds available for distribution to unitholders either in aggregate or on a per unit basis, where presented.

NOI is defined as revenues from commercial and hospitality operations of consolidated properties less direct commercial property and hospitality expenses. As NOI includes the revenues and expenses directly associated with owning and operating commercial property and hospitality assets, it provides a measure to evaluate the performance of the property operations.

Same-property NOI is a subset of NOI, which excludes NOI that is earned from assets acquired, disposed of or developed during the periods presented, or not of a recurring nature, and from opportunistic assets. Same-property NOI allows the Partnership to segregate the performance of leasing and operating initiatives on the portfolio from the impact to performance from investing activities and “one-time items”, which for the historical periods presented consist primarily of lease termination income.

FFO is defined as income, including equity accounted income, before realized gains (losses) from the sale of investment property (except gains (losses) related to properties developed for sale), fair value gains (losses) (including equity accounted fair value gains (losses)), depreciation and amortization of real estate assets, income tax expense (benefit), and less non-controlling interests of others in operating subsidiaries and properties. FFO is a widely recognized measure that is frequently used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income producing properties. The Partnership’s definition of FFO includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO. In addition to the adjustments prescribed by NAREIT, the Partnership also makes adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as certain of its subsidiaries are structured as corporations as opposed to real estate investment trusts (“REITs”). These additional adjustments result in an FFO measure that is similar to that which would result if our partnership was organized as a REIT that determined net income in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which is the type of organization on which the NAREIT definition is premised. The Partnership’s FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the recognition of lease termination income. FFO provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and interest costs.

Company FFO is defined as FFO before the impact of depreciation and amortization of non-real estate assets, transaction costs, gains (losses) associated with non-investment properties and the FFO that would have been attributable to unitholders’ shares of General Growth Properties, Inc. (“GGP”), if all outstanding warrants of GGP were exercised on a cash-less basis. The Partnership believes this adjustment appropriately reflects its full economic interest in GGP based on the common shares and warrants owned by the Partnership, as such warrants are currently exercisable. The adjustment also includes dilution adjustments to undiluted FFO as a result of the net settled warrants. Company FFO, similar to FFO discussed above, provides a performance measure that reflects the impact on operations of trends in occupancy rates, rental rates, operating costs and interest costs. In addition, the adjustments to Company FFO relative to FFO allow the Partnership insight into these trends for the real estate operations, by adjusting for non-real estate components.

Net income attributable to unitholders is defined as net income attributable to holders of general partnership units and limited partnership units of the Partnership, redeemable/exchangeable and special limited partnership units of Brookfield Property L.P. and limited partnership units of Brookfield Office Properties Exchange LP. Net income attributable to unitholders is used by the Partnership to evaluate the performance of the Partnership as a whole as each of the unitholders participates in the economics of the Partnership equally. In calculating net income attributable to unitholders per unit, the Partnership excludes the impact of mandatorily convertible preferred units in determining the average number of units outstanding as the holders of mandatorily convertible preferred units do not participate in current earnings. The Partnership reconciles this measure to basic net income attributable to unitholders per unit determined in accordance with IFRS which includes the effect of mandatorily convertible preferred units in the basic average number of units outstanding.

Brookfield Property Partners

Brookfield Property Partners is one of the world’s largest commercial real estate companies, with approximately $65 billion in total assets. We are leading owners, operators and investors in commercial property assets, with a diversified portfolio that includes 142 premier office properties and 127 best-in-class retail malls around the world. We also hold interests in multifamily, triple net lease, industrial, hospitality, self-storage and student housing assets. Brookfield Property Partners is listed on the New York and Toronto stock exchanges. Further information is available at http://bpy.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management, a leading global alternative asset manager with approximately $250 billion in assets under management.

Please note that BPY’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found at http://bpy.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Certain of our investor relations content is also available on our investor relations app. To download Brookfield Property Partners' investor relations app, which offers access to SEC filings, press releases, presentations and more, please visit https://itunes.apple.com/us/app/brookfield-property-partners/id1052584266?ls=1&mt=8 to download on your iPhone or iPad or https://play.google.com/store/apps/details?id=com.theirapp.brookfield for your Android mobile device.

Brookfield Contact:

Matthew Cherry

Vice President, Investor Relations and Communications

Tel: (212) 417-7488

Email: matthew.cherry@brookfield.com

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access BPY’s 2016 Fourth Quarter and Full-Year Results as well as the Letter to Unitholders and Supplemental Information on BPY’s website at http://bpy.brookfield.com.

The conference call can be accessed via webcast on February 3, 2017 at 11:00 a.m. Eastern Time at http://bpy.brookfield.com or via teleconference toll free 844-358-9182 or toll 478-219-0399, passcode: 46332929 at approximately 10:50 a.m. A recording of the teleconference can be accessed toll free 855-859-2056 or toll 404-537-3406, passcode: 46332929.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “likely,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

CONSOLIDATED BALANCE SHEET

	Dec. 31,	Dec. 31,
(US$ Millions)	2016	2015
Assets
Investment properties	$48,784	$41,599
Equity accounted investments in properties	16,844	17,638
Property, plant and equipment	5,357	5,023
Participating loan notes	471	449
Financial assets	1,294	1,412
Accounts receivable and other	3,774	3,905
Cash and cash equivalents	1,456	1,035
Assets held for sale	147	805
Total Assets	$78,127	$71,866
Liabilities and Equity
Corporate debt obligations	$1,152	$1,632
Funds subscription facilities	828	1,594
Asset-level debt obligations	30,070	25,938
Subsidiary borrowings	1,469	1,362
Capital securities	4,171	4,031
Deferred tax liability	2,455	3,107
Accounts payable and other liabilities	3,760	3,027
Liabilities associated with assets held for sale	61	242
Total liabilities	43,966	40,933
Equity
Limited partners	7,536	7,425
General partner	6	6
Non-controlling interests attributable to:
Limited partner units of the operating partnership held by Brookfield Asset Management Inc.	14,523	14,218
Limited partner units of Brookfield Office Properties Exchange LP	293	309
Interests of others in operating subsidiaries and properties	11,803	8,975
Total Equity	34,161	30,933
Total Liabilities and Equity	$78,127	$71,866

CONSOLIDATED STATEMENT OF OPERATIONS

	Three Months Ended Dec. 31,		Year Ended Dec. 31,
(US$ Millions)	2016	2015	2016	2015
Commercial property and hospitality revenue	$1,338	$1,199	$5,185	$4,492
Direct commercial property and hospitality expense	(639)	(573)	(2,430)	(2,183)
	699	626	2,755	2,309
Investment and other revenue	25	68	167	361
Share of net earnings from equity accounted investments	183	540	1,019	1,591
	907	1,234	3,941	4,261
Expenses
Interest expense	(434)	(391)	(1,681)	(1,528)
Depreciation and amortization	(52)	(58)	(240)	(180)
General and administrative expense	(154)	(153)	(569)	(559)
Investment and other expense	-	(21)	(1)	(135)
	267	611	1,450	1,859
Fair value (losses) gains, net	(17)	755	692	2,007
Income tax (expense) benefit	(158)	(209)	575	(100)
Net income	$92	$1,157	$2,717	$3,766

Net income attributable to:
Limited partners	$(23)	$317	$660	$1,064
General partner	-	1	-	1
Non-controlling interests:
Limited partner units of the operating partnership held by Brookfield Asset Management Inc.	(38)	531	1,103	1,789
Limited partner units of Brookfield Office Properties Exchange LP	(1)	14	30	61
Interests of others in operating subsidiaries and properties	154	294	924	851
	$92	$1,157	$2,717	$3,766

RECONCILIATION OF NON-IFRS MEASURES

	Three Months Ended Dec. 31,		Year Ended Dec. 31,
(US$ Millions)	2016	2015	2016	2015
Commercial property and hospitality revenue	$1,338	$1,199	$5,185	$4,492
Direct commercial property and hospitality expense	(639)	(573)	(2,430)	(2,183)
NOI	699	626	2,755	2,309
Investment and other revenue	25	68	167	361
Share of equity accounted income excluding fair value gains	252	215	880	724
Interest expense	(434)	(391)	(1,681)	(1,528)
General and administrative expense	(154)	(153)	(569)	(559)
Investment and other expense	-	(21)	(1)	(135)
Depreciation and amortization of non-real estate assets	(10)	(9)	(28)	(27)
Non-controlling interests of others in operating subsidiaries and properties in FFO	(126)	(124)	(628)	(435)
FFO	252	211	895	710
Depreciation and amortization of non-real estate assets, net(1)	8	7	26	27
Transaction costs(1)	10	11	44	69
Gains/losses on disposition of non-investment properties(1)	(15)	-	(46)	(12)
FFO from GGP Warrants(2)	13	13	48	45
Company FFO	$268	$242	$967	$839

FFO	252	211	895	710
Depreciation and amortization of real estate assets	(42)	(49)	(212)	(153)
Fair value (losses) gains, net	(17)	755	692	2,007
Share of equity accounted income - Non FFO	(69)	325	139	867
Income tax (expense) benefit	(158)	(209)	575	(100)
Non-controlling interests of others in operating subsidiaries and properties in non-FFO	(28)	(170)	(296)	(416)
Non-controlling interests of others in operating subsidiaries and properties	154	294	924	851
Net income	$92	$1,157	$2,717	$3,766

(1)	Presented net of non-controlling interests on a proportionate basis.
(2)	Represents the FFO that would have been attributable to the Partnership’s shares of GGP, if all outstanding warrants of GGP were exercised on a cashless basis. It also includes dilution adjustments to undiluted FFO as a result of the net settled warrants.

NET INCOME PER UNIT

	Three months ended
	Dec. 31, 2016			Dec. 31, 2015
(US$ Millions, except per unit amounts)	Net income attributable to Unitholders	Average number of units	Per unit	Net income attributable to Unitholders	Average number of units	Per unit
Basic	$(62)	710.0	$(0.09)	$863	712.0	$1.21
Number of units on conversion of preferred shares(1)	-	70.0	-	-	70.0	-
Basic per IFRS	(62)	780.0	(0.08)	863	782.0	1.10
Dilutive effect of conversion of capital securities and options(2)	-	0.1	-	11	41.8	0.26
Fully-diluted per IFRS	$(62)	780.1	$(0.08)	$874	823.8	$1.06

(1)	IFRS requires the inclusion of preferred shares that are mandatorily convertible into units at a price of $25.70 without an add back to earnings of the associated carry on the preferred shares.
(2)	For the three months ended December 31, 2016, the conversion of capital securities was anti-dilutive and therefore excluded from the calculation of fully-diluted net income per IFRS.

	Three months ended
	Dec. 31, 2016			Dec. 31, 2015
(US$ Millions, except per unit amounts)	Net income attributable to Unitholders	Average number of units	Per unit	Net income attributable to Unitholders	Average number of units	Per unit
Basic per management	$(62)	710.0	$(0.09)	$863	712.0	$1.21
Dilutive effect of conversion of preferred shares(1)	29	70.0	0.41	29	70.0	0.41
Dilutive effect of conversion of capital securities and options	9	31.1	0.29	11	41.8	0.26
Fully-diluted per management	$(24)	811.1	$(0.03)	$903	823.8	$1.10

(1)	Represents preferred shares that are mandatorily convertible into units at a price of $25.70 and the associated carry.

NET INCOME PER UNIT

	Year ended
	Dec. 31, 2016			Dec. 31, 2015
(US$ Millions, except per unit amounts)	Net income attributable to Unitholders	Average number of units	Per unit	Net income attributable to Unitholders	Average number of units	Per unit
Basic	$1,793	710.8	$2.52	$2,915	712.6	$4.09
Number of units on conversion of preferred shares(1)	-	70.0	-	-	70.0	-
Basic per IFRS	1,793	780.8	2.30	2,915	782.6	3.72
Dilutive effect of conversion of capital securities and options	39	34.8	1.12	48	40.4	1.19
Fully-diluted per IFRS	$1,832	815.6	$2.25	$2,963	823.0	$3.60

(1)	IFRS requires the inclusion of preferred shares that are mandatorily convertible into units at a price of $25.70 without an add back to earnings of the associated carry on the preferred shares.

	Year ended
	Dec. 31, 2016			Dec. 31, 2015
(US$ Millions, except per unit amounts)	Net income attributable to Unitholders	Average number of units	Per unit	Net income attributable to Unitholders	Average number of units	Per unit
Basic per management	$1,793	710.8	$2.52	$2,915	712.6	$4.09
Dilutive effect of conversion of preferred shares(1)	117	70.0	1.67	117	70.0	1.67
Dilutive effect of conversion of capital securities and options	39	34.8	1.12	48	40.4	1.19
Fully-diluted per management	$1,949	815.6	$2.39	$3,080	823.0	$3.74

(1)	Represents preferred shares that are mandatorily convertible into units at a price of $25.70 and the associated carry.